October 31, 2014

VIA EDGAR TRANSMISSION

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Mr. Gregory:

On September 3, 2014, the Registrant, on behalf of its series, the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), each a series of the Registrant (each a “Fund” and collectively the “Funds”), filed an amended registration statement pursuant to rule 485(a) under the Securities Act of 1933 on Form N-1A (the “Amendment”) for the purpose of including adviser prior performance information.

In a telephone conversation on October 14, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Reps in your response letter.

Response.  Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Reps are included below.

Comment 2.   With respect to the defined terms used in the Amendment, please define at first use, and capitalize consistently throughout the document.  See, for example, “CLS” and “Underlying Funds” on page 1, “Class C Plan” on page 47 and “Good Order” on page 48.

781252.5

October 31, 2014

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Response.  Registrant has made the requested changes.  With respect to “Good Order,” however, Registrant has elected to not use it as a defined term.  In addition, Registrant notes that it has re-defined terms certain terms in each Fund’s summary prospectus for the sake of consistency and ease of use by shareholders.

Prospectus – All Funds:

Comment 3.  In the “Fees and Expenses of the Funds” table for the CLS Global Diversified Equity Fund, the parenthetical for “Maximum Deferred Sales Charge” references “redemption proceeds.”  Please clarify the meaning of redemption proceeds.  Is this intended to mean the NAV at redemption?

Response.

The term “redemption proceeds” has been revised to “value of shares redeemed.”

Comment 4.  For each Fund, footnotes (1) and (2) to the Fee Table are located below the Example numbers.  Please move these footnotes to immediately below the Fee Table.

Response.  Registrant has made the requested revision.

Comment 5.  Please confirm supplementally that the numbers presented in the expense example only include the adviser’s fee waiver for the one year period.

Response.  The Funds’ fund accountant has confirmed to the Registrant that the numbers presented in the expense example only include the adviser’s fee waiver for the one year period.

Comment 6.  Custom Composite Benchmark.  The disclosure for each Fund contains similar disclosure with respect to maintaining risk levels to those of a custom composite blended benchmark established by CLS.  For example, see the first paragraph following the last bullet on page 2.  For each Fund, please review this disclosure and revise for Plain English.

Response.

Registrant has reviewed the disclosure for each Fund and, as appropriate, has revised to clarify that a Fund’s risk budget benchmark is included as a better performance comparison than a broad-based, single asset class benchmark given the Funds’ investments across multiple asset classes and investments to maintain a relatively consistent level of risk.  The revised disclosure also further clarifies the weightings underlying the risk budget benchmark.  Registrant notes that only the CLS Global Diversified Equity Fund, the CLS Growth and Income Fund, the CLS Global Growth Fund, the CLS Enhanced Long/Short Fund, the CLS Flexible Income Fund, and the CLS Global Aggressive Equity Fund have this disclosure while the remaining three Funds do not.

Comment 7.  Custom Composite Benchmark.  The Principal Investment Strategies section for CLS Global Diversified Equity Fund, CLS Growth and Income Fund, and CLS Global Growth Fund each contain three substantially identical paragraphs that seek to describe the Fund’s risk

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level relative to a blended benchmark, the advisor’s strategy to control risk, and the advisor’s active management strategy.  CLS Domestic Equity Fund and CLS International Equity Fund each contain the paragraph regarding the advisor’s active management strategy.  The strategy disclosures for the other Funds are also generic and contain many technical terms and industry jargon.  Please review the disclosure for each Fund for Plan English and revise to reflect specific investment strategies for each Fund.  Technical terms such as “cumulative risk,” “absolute,” “relative,” “risk adjusted,” and “yield differentials” should be avoided.  See SEC Guidance re: Mutual Fund Enhanced Disclosure, IM Guidance Update 2014-08, June 2014 @ 2-3, and Items 4 and 9 of Form N-1A.

Response.

Registrant has reviewed and revised the disclosure for each Fund for Plain English and to remove the technical terms referenced.

Comment 8.  Principal Risk Factors.  Please consider disclosing in Item 4, significant principal risks for each Fund with respect to overweighting in certain sectors, industries, and/or regions represented in a Fund’s portfolio including through investments in securities tied to any particular equity, fixed income, or blended benchmark index (e.g., Russell 3000, MSCI ACWI (EX-US), or Barclays Aggregate Bond).

Response.

Registrant has reviewed the disclosure and does not believe the addition of the suggested disclosure is necessary or appropriate.  The Funds will not concentrate in any particular industry, sector or region.

Comment 9.

  Recoupment of Advisory Fees.  On page 44, the past paragraph describes the ability of CLS to recoup advisory fees.  Please consider including disclosure with respect to the terms of the recoupment in the applicable footnote to the Fee Table for each Fund.

Response.  Registrant has revised the footnote as requested.  By way of example, Registrant has revised footnote (2) to the Fee Table for the CLS Global Diversified Equity Fund as follows:

(2) The fees shown above take into account CLS’ advisory fee waiver agreement to limit total operating expenses at least through December 31, 2015 so that Class N Share and Class C Share direct expenses (not including expenses relating to dividends on short sales, interest expense, indirect fees and expenses of Underlying Funds and extraordinary or non-recurring expenses) do not exceed 1.15% and 2.15% of average daily net assets, respectively.  Any waiver may be recouped by CLS within three years of when the amounts were waived to the extent that expenses do not exceed the expense limitation in place at the time of waiver.  Only the Fund’s Board of Trustees may elect to terminate the advisory fee waiver agreement.

Prospectus – CLS Global Diversified Equity Fund

Comment 10.  The Example number provided for Class C shares of the Fund is incorrect.  The Example reflects a deferred sales charge when shares are not redeemed.  The Example should reflect the deferred sales charge only when assuming redemption.  Please revise the Example to conform to the requirements of Form N-1A.  See Instruction 4(e) to Item 3 of Form N-1A.

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Response.  The Registrant has revised the Class C example numbers to reflect the deferred sales charge only when assuming redemption.

Comment 11.

Underlying Funds.  In the first bullet point on page 2, please clarify that the underlying funds will primarily invest in common stock or securities convertible into or exchangeable for common stock.

Response.

Registrant has revised the language to clarify that the underlying funds will primarily invest in common stock or securities convertible into or exchangeable for common stock.

Comment 12.

 80% Test – Rule 35d-1.  In the second bullet point on page 2, please clarify that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name either directly or indirectly through the underlying funds; e.g., global equities.

Response.

Registrant has revised the disclosure as follows:

Investing under normal market conditions, at least 80% of the Fund’s assets (defined as net assets plus the amount of any borrowing for investment purposes) in equity securities.  This is achieved by investing directly in equities or indirectly by investing in Underlying Funds.

Comment 13.

 80% and 40% Policies.  Please include disclosure that clarifies how the underlying funds will be treated with respect to the Fund’s 80% and 40% policies.  For example, will the Fund look through to the underlying funds or will the underlying funds invest primarily in securities suggested by the Fund’s name?

Response.

Registrant has added the following disclosure:

For purposes of the Fund’s 80% and 40% policies discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined.

Comment 14.  Emerging Market Risk.  If significant, please consider including Emerging Markets Risk in the Principal Risks of the Fund section.

Response.

Registrant has included disclosure regarding emerging market risk as part of the Foreign Securities Risk disclosure.  Registrant has revised the “Foreign Securities Risk” disclosure as follows:

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for

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U.S. securities.  Additionally, the risks of investing in foreign securities are greater for investments in emerging markets.  Emerging-market countries may experience higher inflation, interest rates, and unemployment, as well as greater social, economic, regulatory, and political uncertainties than more developed countries.

Comment 15.  Debt Securities.  Disclosure indicates that the Fund will invest at least 80% in equity securities.  However, the Fund’s principal strategy disclosure includes certain references to bonds and bond funds, and debt securities, and debt securities are listed as a Principal Risk.  If bond investments (i.e., bonds and bond funds) are a significant and or principal strategy, please include more detailed disclosure of this asset class.  For example, the remaining 20% of the Fund’s portfolio may include bonds and bond funds, the types of bond investments and their issuers, and expected duration.

Response.

Registrant has removed “Debt Securities” as a principal risk of investing in the Fund and deleted references to debt securities and bonds in the principal strategy disclosure.

Comment 16.  Performance.  In the table on page 4, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested change.

Comment 17.  Performance.  Please move the performance information for Class C shares directly below the performance information for Class A shares.  Performance information for the index and benchmark should not be interspersed between that of the Fund’s share classes.

Response.  Registrant has made the requested change.

Prospectus – CLS Growth and Income Fund

Comment 18.  Performance.  In the table, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested change.

Prospectus – CLS Global Growth Fund

Comment 19.

 40% Policy.  Please include disclosure that clarifies how the underlying funds will be treated with respect to the Fund’s 40% policy.  For example, will the Fund look through to the underlying funds or will the underlying funds invest primarily in securities suggested by the Fund’s name?

Response.

Registrant has revised the disclosure to clarify how underlying funds will be treated with respect to the Fund’s 40% policy.  Registrant has added the following disclosure:

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For purposes of the Fund’s 40% policy discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined.

Comment 20.  Performance.  In the table, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested change.

Prospectus – CLS Domestic Equity Fund

Comment 21.

 80% Test – Rule 35d-1.  In the second bullet point on page 2, please clarify that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name either directly or indirectly through the underlying funds; e.g., domestic equities.

Response.

Registrant has revised the disclosure as follows:

Investing, under normal market conditions, at least 80% of the Fund’s assets (defined as net assets plus the amount of any borrowing for investment purposes) in U.S. equity securities.  This is achieved by investing directly in equities or indirectly by investing in Underlying Funds.

Comment 22.  Debt Securities.  Disclosure indicates that the Fund will invest at least 80% in equity securities.  However, the Fund’s principal strategy disclosure includes certain references to bonds and bond funds, and debt securities, and debt securities are listed as a Principal Risk.  If bond investments (ie., bonds and bond funds) are a significant and or principal strategy, please include more detailed disclosure of this asset class.  For example, the remaining 20% of the Fund’s portfolio may include bonds and bond funds, the types of bond investments and their issuers, and expected duration.

Response.

Registrant has removed “Debt Securities” as a principal risk of investing in the Fund and deleted references to debt securities and bonds in the principal strategy disclosure.

Prospectus – CLS International Equity Fund

Comment 23.  Emerging Market Risk.  If significant, please consider including Emerging Markets Risk in the Principal Risks of the Fund section.

Response.

Registrant has included disclosure regarding emerging market risk as part of the Foreign Securities Risk disclosure.  Registrant has revised the “Foreign Securities Risk” disclosure as follows:

Foreign Securities Risk:  Foreign securities may be riskier than U.S. investments because of factors such as unstable international political and economic conditions, currency fluctuations, foreign controls on investment and currency exchange, withholding taxes, a lack of adequate company information, less liquid and more volatile markets, and a lack of governmental

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regulation.  Foreign companies generally are not subject to accounting, auditing, and financial reporting standards comparable to those applicable to U.S. companies.  Transaction costs and costs associated with custody services are generally higher for foreign securities than they are for U.S. securities.  Additionally, the risks of investing in foreign securities are greater for investments in emerging markets.  Emerging-market countries may experience higher inflation, interest rates, and unemployment, as well as greater social, economic, regulatory, and political uncertainties than more developed countries.

Comment 24.

 80% Test – Rule 35d-1.  In the third bullet point on page 18, please clarify that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name either directly or indirectly through the underlying funds; e.g., international equities.

Response.

Registrant has revised the disclosure as follows:

Investing under normal market conditions, at least 80% of the Fund’s assets ~~in equity securities~~ (defined as net assets plus the amount of any borrowing for investment purposes) in non-U,S, equity securities.  This is achieved by investing directly in equities or indirectly by investing in Underlying Funds.

Comment 25.

 80% and 40% Policies.  Please include disclosure that clarifies how the underlying funds will be treated with respect to the Fund’s 80% and 40% policies.  For example, will the Fund look through to the underlying funds or will the underlying funds invest primarily in securities suggested by the Fund’s name?

Response.

Registrant has added the following disclosure:

For purposes of the Fund’s 80% policy discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined.

The Registrant has removed the prior reference to the 40% policy as it no longer applies.

Comment 26.  Debt Securities.  Disclosure indicates that the Fund will invest at least 80% in equity securities.  However, the Fund’s principal strategy disclosure includes certain references to bonds and bond funds, and debt securities, and debt securities are listed as a Principal Risk.  If bond investments (ie., bonds and bond funds) are a significant and or principal strategy, please include more detailed disclosure of this asset class.  For example, the remaining 20% of the Fund’s portfolio may include bonds and bond funds, the types of bond investments and their issuers, and expected duration.

Response.

Registrant has removed “Debt Securities” as a principal risk of investing in the Fund and deleted references to debt securities and bonds in the principal strategy disclosure.

Comment 27.

Average Annual Total Return Table.  Footnote 3 on page 19 to the Table indicates that the MSCI ACW (ex-US) Index is the Fund’s new broad based index because of the Fund’s expected allocation to non-US securities.  The Index does not include any allocation to US securities.  See description of index available at www.msci.com.  However, the Fund’s principal investment strategy disclosure implies that some of the Fund’s assets may be invested

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within the US; i.e., “40% of the Fund’s assets [will be invested] outside the U.S.”  Please supplementally explain why the Index is an appropriate broad based securities market index based on the Fund’s expected portfolio weightings invested in US and non-US securities.

Response.

Registrant has revised the disclosure in the principal investment strategy section to clarify that the Fund’s principal investments will be in non-U.S. securities.  As such, Registrant believes the presentation of the MSCI ACWI (ex-US) index is an appropriate benchmark for comparing the Fund’s performance.

Prospectus – CLS Enhanced Long/Short Fund

Comment 28.  Performance.  In the table, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested revision.

Comment 29.   Please confirm supplementally that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Response.  The adviser has confirmed to the Registrant that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Comment 30.

Principal Investment Strategies of the Fund.  Please include a brief, Plain English description of a long/short investment strategy.  Please also clarify whether “short selling” is a principal strategy of the Fund.  Please state whether “shorting” means betting against the performance of certain securities, sectors or asset classes.

Response.

Registrant has revised to clarify that the Fund seeks to achieve its investment objective through a long/short investment strategy designed to take advantage of both long (i.e., with the expectation that an investment will rise in value) and short (i.e., with the expectation that an investment will fall in value) positions within the Fund’s portfolio.  Registrant has further clarified that the Fund will not directly engage in shorting or short selling, but will obtain exposure to short positions through ETFs that are inverse to the market.

Comment 31.

Short Sales Risk.  If appropriate, please include a “Short Sales Risk” factor.

Response.

Registrant has revised the disclosure to clarify that the Fund does not directly engage in shorting or short selling.  Accordingly, Registrant does not believe it is appropriate to include a “Short Sales Risk” factor.

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Prospectus – CLS Flexible Income Fund

Comment 32.

Securities of Foreign Issuers.  Please clarify whether “securities of foreign issuers,” as referenced in the third bullet point on page 25, is intended to be limited to fixed income securities.

Response.

“Securities of foreign issuers” is not intended to be limited to fixed income securities.  Registrant has revised the disclosure as follows:

Investing up to 33% of the Fund’s total assets in Underlying Funds that invest in debt and equity securities of foreign issuers, including securities denominated in foreign currencies, and U.S. dollar denominated securities of foreign issuers.

Comment 33.  Principal Risks of the Fund.  Please consider including risk factor disclosure specific to US government debt, mortgage and asset backed securities, and any other significant investment to be made by the Fund.

Response.

Registrant has added “Mortgage and Asset Backed Securities Risk” and “Government Securities Risk.”

Comment 34.  Performance.  In the table, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested revision.

Comment 35.    Average Annual Total Return Table.  The Table includes a “Risk Budget Benchmark.”  Unlike the other Funds, the principal strategy for the Fund does not include discussion with respect to maintaining risk levels with respect to certain benchmarks or custom composites.  As such, there is no context for the appearance of the Risk Budget Benchmark in the Table.  Accordingly, please consider the appropriateness and usefulness of this additional index.

Response.

Registrant has revised the Fund’s principal strategy to include discussion with respect to maintain risk levels with respect to certain benchmarks or custom composites.  Registrant believes that the “Risk Budget Benchmark” is appropriate.

Prospectus – CLS Global Aggressive Equity Fund

Comment 36.

 80% Test – Rule 35d-1.  In the second bullet point, please clarify that the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities suggested by its name either directly or indirectly through the underlying funds; e.g., global equities.

Response.

Registrant has revised the disclosure as follows:

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Investing under normal market conditions, at least 80% of the Fund’s assets ~~in equity securities~~ (defined as net assets plus the amount of any borrowing for investment purposes) in equity securities.  This is achieved by investing directly in equities or indirectly by investing in Underlying Funds.

Comment 37.

 80% and 40% Policies.  Please include disclosure that clarifies how the underlying funds will be treated with respect to the Fund’s 80% and 40% policies.  For example, will the Fund look through to the underlying funds or will the underlying funds invest primarily in securities suggested by the Fund’s name?

Response.

Registrant has added the following disclosure:

For purposes of the Fund’s 80% and 40% policies discussed above, the Fund will “look through” investments in Underlying Funds and will include such investments in their respective percentage totals where the identity of the underlying portfolio securities can be reasonably determined.

Comment 38.   Commodities.  The Fund includes “Commodity Risk” as a principal investment risk factor.  Please include a discussion of commodities in the principal investment strategies section if appropriate.  In the alternative, please delete the risk factor.

Response.

Registrant has deleted the “Commodity Risk” factor and revised the Fund’s principal investment strategy to clarify that the Fund’s exposure to commodities is through its holdings in ETFs.

Comment 39.   Options and Futures.  The fourth bullet point on page 29 refers to “options and futures.”  Please clarify the types of options and futures in which the Fund will invest and the way that they will be used to achieve additional exposure to certain asset classes, sectors, regions, or countries.

Response.

The Registrant has included the following disclosure to describe the Fund’s investments in long futures and calls, including writing of covered calls, and to describe the additional exposure the adviser expects to achieve through the use of these investment options.  Registrant has also included a “Derivatives Risk” factor to describe the Fund’s investment risk associated with its investment in options and futures as described.

When the Fund purchases call options, the Fund has the right to buy a particular security, including, for example, an index-based ETF, at a predetermined price (exercise price) during the life of the option.

When the Fund enters into a long futures contract, the Fund agrees to buy a standardized quantity of an asset or security for an agreed upon price with payment and delivery occurring at a

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specified future date (the delivery date).  Unlike an options contract, the Fund must purchase the asset or security on the delivery date.

Comment 40.  Performance.  In the table, please delete the footnote re: “risk budget benchmark” and move the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.

Registrant has made the requested revision.

Comment 41.    Average Annual Total Return Table.  The Table includes a “Risk Budget Benchmark.”  Unlike the other Funds, the principal strategy for the Fund does not include discussion with respect to maintaining risk levels with respect to certain benchmarks or custom composites.  As such, there is no context for the appearance of the Risk Budget Benchmark in the Table.  Accordingly, please consider the appropriateness and usefulness of this additional index.

Response.

Registrant has included additional disclosure in the principal strategy section of the Fund’s prospectus addressing its maintenance of risk levels in relation to the risk budget benchmark.

Prospectus – CLS Shelter Fund

Comment 42.

  Plain English.  Please review the description of the Fund’s “dynamic allocation model” for Plain English; particularly the last paragraph on page 33.  For example, please revisit the use of the terms “specific sensitivity levels,” “maximum risk level,” and “return volatility.”

Response.

Registrant has reviewed and revised the disclosure for the Fund for Plain English as requested.

Comment 43.     Protection Disclosure.  The Fund’s disclosure makes reference to a “protected portfolio,” and/or “moving the portfolio into protection.”  The Staff is concerned as to the appropriateness of such statements as there is no actual protection such as a guarantee of the Fund’s assets.  Please address this concern.

Response.   As disclosed in the prospectus, the Portfolio invests for “protection” by using a variety of strategies in which the adviser seeks to “shelter” the Portfolio’s assets from large equity market declines by investing a portion of the Portfolio’s assets in low volatility equity ETFs, low volatility individual equity securities and U.S. Treasury bills. Additionally, with respect to the implication of full protection, existing prospectus risk disclosure provides, “You may lose money by investing in the Portfolio.”  Registrant has revised the disclosure as follows to avoid confusion regarding the “limits” of the “shelter”:

CLS will seek to "shelter" the Portfolio's assets from large equity market declines by investing a portion of the Portfolio's assets for protection in low volatility equity ETFs, low volatility individual

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equity securities and U.S. Treasury bills.  As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Comment 44.    Risk Factors.  Please consider including risk factors addressing the risks with respect to securities included in the protection portion of the Fund’s portfolio; e.g., minimum volatility equity ETFs and U.S. Treasury bills.

Response.

Registrant has added “Government Securities Risk.”  With respect to the risks associated with minimum and lower volatility ETFs, Registrant has added the following to the existing “Management Risk” disclosure:

Additionally, in seeking lower volatility ETFs, CLS’ selection may prove to be incorrect and the ETFs selected may not provide the lower volatility sought.

Comment 45.

Risk Based Benchmark.  On page 35, in footnote 3 to the Average Annual Total Return Table, please delete the first two sentences because this is strategy disclosure and not a description of the Index.  Additionally, move the remainder of the disclosure to precede the bar chart.  See Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A.

Response.  The requested change has been made.

Prospectus – Additional Information About Principal Investment Strategies and Related Risks

Comment 46.    On pages 36-44 information is presented for the purpose of describing additional Principal Strategies and Risks of the Funds.  We note that the disclosure presented may confuse investors because “principal” and “non-principal” strategies and risks for the Funds are presented together.  For example, on pages 38-39 under the heading “Investment Strategies – All Funds,” the disclosure provided ostensibly applies to all Funds, and lists fixed income securities with a laundry list of strategies, but fixed income investing does not apply to all Funds (based on strategy descriptions elsewhere in the prospectus).  Also, for example, on pages 42-43 under the heading “Investment Risks – All Funds,” – Debt Securities Risk and Foreign Securities Risk are listed.  Are these principal and non-principal risks for all Funds?  The section as it stands appears to apply to Principal Risks and Strategies, and yet some do not seem to be principal for all Funds.  Please consider identifying strategy and risks that are principal and non-principal for each particular Fund as opposed to providing a laundry list.

Response.

Registrant has revised the disclosure to clarify which risks and strategies apply to each Fund.  With respect to “Investment Strategies – All Funds,” Registrant has revised the introductory paragraph under “Fixed Income Securities” as follows:

Each of the CLS Growth and Income Fund, CLS Global Growth Fund, CLS Enhanced Long/Short Fund, CLS Flexible Income Fund, and CLS Global Aggressive Equity Fund may invest, in furtherance of the Fund’s respective Principal Investment Strategy, directly or indirectly, through

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investments in Underlying Funds, in fixed income securities.  Though not a part of its Principal Investment Strategy, each of Global Diversified Equity Fund, Domestic Equity Fund, International Equity Fund, and Shelter Fund ~~Each Fund~~ may invest a portion of the Fund’s assets, directly or indirectly through investments in Underlying Funds in ~~various types of~~ fixed income securities.  The fixed income securities in which the Fund may invest ~~which may~~ include, but are not limited to, the following:

Comment 47.     Management of the Funds.  In the last sentence of the last paragraph on page 44, please clarify the “specified limits” below which CLS may recoup expenses.

Response.   Registrant has revised the disclosure as follows:

Any deferral may be recouped by CLS from the applicable Fund~~, to the extent that overall expenses fall below specified limits,~~ within three years of when the amounts were deferred to the extent expenses do not exceed the expense limitation in place at the time of waiver.

Comment 48.  How Shares Are Priced.  In the first full paragraph, please clarify the types of short term securities that are valued at amortized cost.

Response.  Registrant has revised the disclosure as follows:

Certain short-term securities maturing in 60 days or less are valued on the basis of amortized cost.

Comment 49.    Choosing a Class.  On page 47 in the penultimate paragraph, please identify the circumstances and investors pursuant to which the CDSC may be waived.  See Item 11(c)(2) of Form N-1A.

Response.  Registrant has revised the prospectus to delete the referenced disclosure.

Comment 50.     Purchase Procedures.  In the chart on page 49, please consider including disclosure informing shareholders of the purchase procedures required to receive that day’s Fund share price.  For example, placing an order prior to 4:00 pm EST.

Response.  Registrant has revised the chart as follows to provide additional instruction with respect to making purchases for each Method of Purchase.

Method of Purchase	Purchase Procedures

Through a Financial Professional

Contact your financial consultant. Your financial consultant can tell you the time by which you must submit your order to begin receiving dividends that day. To receive that day’s share price your Financial Consultant must transmit the order to the Funds before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

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Through Brokers

The Distributor authorizes certain securities dealers, banks or other financial service firms (collectively, “brokers”) to purchase your shares. To receive that day’s share price you must place your order with the broker before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Mail

To purchase Shares, send your completed application to:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

17605 Wright Street, Suite 2

Omaha, NE 68130

Include with your application your check, payable to “AdvisorOne Funds”

To receive that day’s share price your order must be received before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Wire

If you wish to wire money to make a subsequent investment in a Fund, please call 1-866-811-0225 for wiring instructions and to notify the Fund that a wire is coming. Any commercial bank can transfer same-day funds by wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you for wiring same-day funds.  To receive that day’s share price your order must be received before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Exchange

You may exchange your shares for the same class of shares of another Fund by written request sent to the Funds at:

AdvisorOne Funds

c/o Gemini Fund Services, LLC

17605 Wright Street, Suite 2

Omaha, NE 68130

To receive that day’s share price your order must be received before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

By Telephone

You may make subsequent purchases in your account by telephoning 1-866-811-0225 between 8:30 a.m. and 4:00 p.m. Eastern time on any day the Funds are open. We will electronically transfer money from the bank account you designate on your Application to our account with AdvisorOne Funds. This investment option is only available if you have not declined or cancelled your telephone investment privilege.

To receive that day’s share price your order must be received before the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time).

IMPORTANT NOTES	Once you have requested a telephone transaction, and a confirmation number has been assigned, the transaction cannot be revoked. We reserve the right to refuse any purchase request.

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Comment 51.  How to Redeem Shares.  In the first paragraph, please revise the second sentence to clarify the extraordinary circumstances under which redemption would not be made within 7 days of receipt of a redemption request in good order.

Response.  Registrant has revised the disclosure to indicate that redemptions will be sent within seven days after receiving the redemption request and to remove the reference to an exception for extraordinary conditions.

Comment 52.    Federal Income Tax Considerations.  On page 54 the fifth sentence of the fourth paragraph indicates that the maximum capital gains rate for individual shareholders is 15%.  Please review the disclosure for accuracy and revise if appropriate.

Response.

Registrant has revised the disclosure to reflect that the maximum next capital gain rate for individuals is 20%.

Comment 53.    Frequent Purchases and Redemptions of Shares.  On page 54 in the last sentence of the last paragraph, please clarify the “predetermined dollar amount” of exchanges or redemptions that may be considered excessive.

Response.  Upon review, the Registrant believes the market timing disclosures have been made with sufficient specificity to inform prospective shareholders as to their nature, yet without disclosing so much detail that they create a road map to shareholder's who might wish to evade the market timing policy.

Statement of Additional Information

Comment 54.   Fund History.  On page 1, please include a description regarding the changes to the Funds’ names including former names and approximate date of name change.  See Item 15(b) of Form N-1A.

Response.    Registrant has added the following disclosure as paragraph 2 on page 1:

Effective November 3, 2014 each Fund changed its name.  The Funds were previously named as follows: CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund), each a series of the Registrant. This Post-Effective Amendment to the Registration Statement is organized as follows: (a) Prospectus relating to the CLS Global Diversified Equity Fund (formerly Amerigo Fund), CLS Growth and Income Fund (formerly Clermont Fund), CLS Global Growth Fund (formerly Select Allocation Fund), CLS Domestic Equity Fund (formerly Descartes Fund), CLS International Equity Fund (formerly Liahona Fund), CLS Enhanced Long/Short Fund (formerly Enhanced Income

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Fund), CLS Flexible Income Fund (formerly Flexible Income Fund), CLS Global Aggressive Equity Fund (formerly Select Appreciation Fund), CLS Shelter Fund (formerly Shelter Fund).

Comment 55. Temporary Defensive Positions.  Please disclose the types of investments that the Funds may make when assuming a temporary defensive position if appropriate.  See Item 16(b)(7) for Form N-1A.

Response.    Registrant has added the following disclosure to the “Description of Securities, Other Investment Policies and Risk Considerations” section of the SAI:

TEMPORARY  DEFENSIVE STRATEGIES.  CLS or the investment advisers of the Underlying Funds in which the Funds invest, may invest in defensive positions when they believe it is appropriate to do so. When this happens, the Funds, or the Underlying Funds in which the Funds invest, may increase temporarily their investment in government securities and other short-term securities such as money market funds, or hold cash, without regard to the Fund’s, or the Underlying Funds’, investment restrictions, policies or normal investment emphasis. During such a period, a Fund, or the Underlying Funds in which the Fund invests, could be unable to achieve their investment objectives. In addition, this defensive investment strategy may cause frequent trading and high portfolio turnover ratios when calculated in accordance with the U.S Securities and Exchange Commission rules. High transaction costs could result from more frequent trading. Such trading may also result in realization of net short-term capital gains upon which you may be taxed at ordinary tax rates when distributed from a Fund. Each Fund may also use combinations of options and futures to achieve a more aggressive or defensive position.  There can be no assurance that such risk management strategies will be implemented, or that if they are utilized that they will be successful in reducing losses to a Fund.

Comment 56.     Fundamental Investment Limitations of the Funds.  With respect to the Funds’ Fundamental Investment Limitations regarding issuing senior securities and borrowing money, please provide adjacent narrative disclosure indicating what is permitted under the 1940 Act.

Response.

  Registrant has revised Fundamental Investment Limitation 2 with respect to senior securities as follows:

Issue any class of securities senior to any other class of securities except in compliance with the 1940 Actexcept in compliance with the 1940 Act.  The SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act.  However, the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues.  In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations.  Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or

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permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

With respect to Fundamental Investment Limitation 3 regarding borrowing money, Registrant notes that the disclosure currently describes the allowable limits under the 1940 Act.  The disclosure provides, in relevant part, the Fund will not “borrow money for investment purposes in excess of 33-1/3% of the value of its total assets, including any amount borrowed less its liabilities not including any such borrowings. Any borrowings, which come to exceed this amount, will be reduced in accordance with applicable law. Additionally, each Fund may borrow up to 5% of its total assets (not including the amount borrowed) for temporary or emergency purposes.”

Comment 57.   Certain Reservations of Actions.  Fundamental Investment Limitations 1 and 5 indicate that the Funds have reserved freedom of action with respect to purchasing securities on margin and entering into certain financial futures and options contracts.  Please provide adjacent narrative disclosure stating the maximum percentage of assets, if any, to be devoted to these transactions and the related risks.  Alternatively, please consider including adjacent narrative disclosure indicating that such reservation of rights are in accordance with the Funds’ investment objective, policies and restrictions.  See Instructions to Item 16(c) of Form N-1A.

Response.

Registrant has added the following adjacent narrative disclosure to Fundamental Investment Limitations 1 and 5:

Any use of margin, futures or options by a Fund will be in accordance with the Fund’s investment objective, policies and restrictions.

Comment 58.     Fundamental Investment Limitations of the Funds.  Please clarify if a Fund will look through the underlying funds for the purposes of the concentration policy described in Fundamental Investment Limitation 9.

Response.

Registrant has included disclosure to reflect that when calculating the 25% concentration policy, the Fund will look through underlying investment companies and include the portfolio investments held by the underlying investment companies in the calculation where the identity of the underlying portfolio securities can be reasonably discerned.

Comment 59.    Disclosure of Portfolio Holdings.  Please clarify the following with respect to the Trust’s policies and procedures governing disclosure of portfolio holdings: (1) Non-public information – In the first full paragraph on page 25 that begins, “Other than to rating agencies….” please clarify that the employees of each bulleted entity are subject to a prohibition against trading on non-public information with respect to Fund holdings; and (2) Please disclose whether the Trust or the advisor maintains any procedures to: (a) monitor the use of information that is or has been disclosed about the Funds’ portfolio holdings, and (b) to address conflicts that may arise between the interests of Fund shareholders and the interests of the advisor, the

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principal underwriter, or any affiliates of the Fund and the advisor or its principal underwriter.  See Item 16(F)(1)(ii) and (vi) of Form N-1A.

Response.

Registrant has added the following disclosure to the first full paragraph on page 25:

The employees of each service provider listed below are subject to a prohibition against trading on non-public information with respect to Fund holdings. The Trust has adopted procedures to monitor the use of portfolio holdings information, and the parent company of the Adviser, Gemini Fund Services, LLC and Northern Lights Compliance Services, LLC has adopted policies that prohibit employees from trading in any security held by a Fund without preclearance.

Comment 60.    Audit and Nominating Committee.  Disclosure indicates that “the Committee generally will not consider nominees recommended by shareholders of a Fund.”  Please explain the circumstances pursuant to which shareholder nominees may be considered.  Please also disclose the procedures for shareholders to submit nominee recommendations.

Response.

Registrant has added the following disclosure describing the shareholder nomination process:

The Committee ~~generally~~ will ~~not~~ consider nominees recommended by shareholders of a Fund that are submitted to the Secretary of the Trust.  A shareholder may send a nominee recommendation to the Secretary of the Trust, at the address indicated above.  The Secretary will forward all nominations to the Chairman of the Committee for consideration.

Comment 61.    Advisory Fees.  On page 34 in the top paragraph, please review the accuracy of the advisory fees listed for each Fund.  The advisory fee for CLS Global Domestic Equity Fund is listed as 1.00% in the paragraph.  However, the fee is listed as 0.75% in the Fee Table on page 1 of the prospectus.  Please revise the disclosure as necessary.

Response.

Registrant has made the requested revision.

Comment 62.    Distribution of Shares.  In the tenth line of the second paragraph, please replace “average net assets” with “average daily net assets” if applicable.

Response.

Registrant has made the requested revision.

Comment 63.     Compensation of Portfolio Managers.  In the carryover paragraph on page 42-43, please identify any performance benchmarks and the related measurement periods in the discussion of the portfolio managers’ compensation.  See Instruction 2 to Item 20(b) of Form N-1A.

Response.

Registrant has revised the disclosure to address the performance benchmark and related measurement period for the portfolio managers’ discretionary bonuses.

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* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP